Exhibit (g)(iii) under Form N-1A
                                             Exhibit 10 under Item 601/Reg S-K


                         REGIONS MORGAN KEEGAN TRUST



Regions Morgan Keegan Select Funds
5800 Corporate Drvie
Pittsburgh, PA 15237-7010

Dear Ladies and Gentlemen:

We serve as custodian for the above listed investment company pursuant to a Custodian Contract, dated as of December 1, 1993 (the "Agreement"). This letter is intended to supplement the Agreement and to address the requirements of recently amended Rule 17f-4 under the Investment Company Act of 1940.

In consideration of the mutual convenants and agreements contained in the Agreement, we hereby agree: (1) to exercise due care in accordance with reasonable commercial standards in placing the Funds' financial assets with securities depositories; (2) to provide, upon request, reports concerning our internal accounting controls and financial strength; and (3) that any agreement that is applicable to an intermediary custodian appointed by us for purposes of maintaining the Funds' financial assets in a securities depository pursuant to the terms of the Agreement shall require that the intermediary custodian be obligated to exercise due care in accordance with reasonable commercial standards in discharging its duty as a securities intermediary to obtain and thereafter maintain financial assets, corresponding to the security entitlements of its entitlement holders (as defined in U.C.C. ss. 8-102(a)(7) (2002)).

The terms "financial assets," "securities entitlements," "securities intermediary," "securities depository," and "intermediary custodian," as used herein, shall have the same meaning as when such terms are used in Rule 17f-4.

This letter agreement shall be coterminous with the Agreement.

Very truly yours,

/s/ James E. Meigs

Regions Bank

By:  James E. Meigs
Its:  Executive Vice President
Date:  March 28, 2003